Exhibit 21.1

SUBSIDIARIES OF NANTKWEST, INC.

Name of Subsidiary	Jurisdiction of Organization
Inex Bio, Inc.	Republic of Korea
Infacell Therapeutics, Inc.	Delaware
Nectarine Merger Sub, Inc.	Delaware
557 Doug St, LLC	California